UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-13490
CUSIP Numbers 602566 101; 602566 200

(Check One):☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: July 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MIND Technology, Inc.
Full Name of Registrant
Mitcham Industries, Inc.
Former Name if Applicable
2002 Timberloch Place, Suite 400
Address of Principal Executive Office (Street and number)
The Woodlands, Texas 77380-1187
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MIND Technology, Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2020 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to delays experienced in preparing and completing the Company’s financial statements and certain discontinued operation disclosures required in the Form 10-Q. During the quarterly period ended July 31, 2020, the Company determined to exit the land seismic leasing business, which comprises essentially all operations of the Company’s Equipment Leasing segment. Accordingly, the results of operations for this segment will be presented as discontinued operations in the Company’s consolidated financial statements. The Company requires additional time to complete the preparation of its financial statements and disclosures in connection with classification of the discontinued operation to be included in the Form 10-Q. The Company expects to file the Form 10-Q within the extension period of five calendar days as prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934 after resolution of these issues.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert P. Capps	(281) 353-4475
(Name)	(Area Code) (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?
☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 14, 2020, the Company issued a press release announcing its financial results for the quarter ended July 31, 2020. The Company expects to report revenues from continuing operations during the second quarter of fiscal 2021 of approximately $5.1 million compared to approximately $6.8 million for the second quarter of fiscal 2020. The Company expects to report revenues from discontinued operations during the second quarter of fiscal 2021 of approximately $1.2 million compared to $2.0 million for the second quarter of fiscal 2020. For the six months ended July 31, 2020, the Company expects to report revenues from continuing operations of approximately $8.3 million, compared to approximately $12.9 million for the six months ended July 31, 2019. For the six months ended July 31, 2020, the Company expects to report revenues from discontinued operations of approximately $5.4 million, compared to approximately $5.9 million for the six months ended July 31, 2019. A copy of the earnings press release was furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2020. The financial information set forth herein is based on preliminary unaudited results, which will not be final and is subject to change until the Company files its unaudited financial statements in the 10-Q.

The statements included in this Form 12b-25 regarding the Company’s financial performance and results of operations, in each case as expected to be reported, the expected filing date of the Form 10-Q and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities and Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the filing and content of the Form 10-Q and potential financial results. Although management believes the expectations reflected in those forward-looking statements are reasonable, no assurance can be given that they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the finalization of the Company’s financial statements, as well as other factors described under Risk Factors in our Form 10-K for the year ended January 31, 2020 and other filings with the U.S. Securities and Exchange Commission.

MIND Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 15, 2020	By:	/s/ Robert P. Capps

Name: Robert P. Capps
Title: Co-Chief Executive Officer, Executive Vice President-Finance and Chief Financial Officer